UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 69169 / March 19, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15218

In the Matter of	:	
	:	
MAXSYS HOLDINGS, INC.,	:	
NOBLE CONSOLIDATED INDUSTRIES CORP.,	:	ORDER MAKING FINDINGS AND
NSM HOLDINGS, INC.,	:	REVOKING REGISTRATIONS
N.T. PROPERTIES, INC.,	:	BY DEFAULT
PRIMEPLAYER, INC.,	:	
SKYLYFT MEDIA GROUP, INC., and	:	
SPECTRUM ACQUISITION CORP.	:	

SUMMARY

This Order revokes the registrations of the registered securities of Maxsys Holdings, Inc., Noble Consolidated Industries Corp., NSM Holdings, Inc., N.T. Properties, Inc., and PrimePlayer, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on February 26, 2013, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by March 1, 2013.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within

---

[1] The proceeding has ended as to Spectrum Acquisition Corp. Maxsys Holdings, Inc., Exchange Act Release No. 69128 (Mar. 13, 2013). Skylyft Media Group, Inc., remains in the proceeding.

[2] Each Respondent was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3-4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Maxsys Holdings, Inc. (CIK No. 1411164),[3] is a void Delaware corporation located in Woodland Hills, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of over $10,300 for the prior three months.

Noble Consolidated Industries Corp. (CIK No. 1104194) is a revoked Nevada corporation located in McCarran, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $896,000 for the prior three months. As of February 14, 2013, the company's stock (symbol "NBLC") was traded on the over-the-counter markets.

NSM Holdings, Inc. (CIK No. 1302947), is a void Delaware corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 2006, which reported a net loss of over $47,000 for the prior six months.

N.T. Properties, Inc. (CIK No. 1077665), is a permanently revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2000, which reported a net loss of $100 for the prior six months.

PrimePlayer, Inc. (CIK No. 1119272), is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2006, which reported a net loss of over $63,000 for the prior six months. As of February 14, 2013, the company's stock (symbol "PPYR") was traded on the over-the-counter markets.

---

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Maxsys Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of Noble Consolidated Industries Corp. is REVOKED;

the REGISTRATION of the registered securities of NSM Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of N.T. Properties, Inc., is REVOKED; and

the REGISTRATION of the registered securities of PrimePlayer, Inc., is REVOKED.

_____
Carol Fox Foelak
Administrative Law Judge